March 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 17, 2012
Form 10-Q for the Quarter Ended December 29, 2012
Filed January 25, 2013
File No. 001-34192

Dear Mr. Vaughn:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 8, 2013 (the “Comment Letter”), regarding the Staff's review of the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff's comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2012
Item 7. Management's Discussion and Analysis, page 22
1.    Please expand your response to prior comment 1 to address the portion requesting you to tell us how the changes noted in the last sentence of that comment relate to your results of operations or otherwise represent a known trend.
Response:
In our response to prior comment 1, we noted that in Item 1 of the “Business” section of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012, under “Manufacturing” (page 5), the Company disclosed it was expanding its internal and external manufacturing and test capacity to meet future growth. This resulted in the majority of the net increase in capital expenditures.
The last sentence of the Staff's prior comment was related to the decreased revenue in 2012 despite increased capital expenditures and level of acquisitions.
The Company notes that for both itself and the semiconductor industry in which it operates there are many reasons that capital expenditures can vary independently of revenue, including technological obsolescence and advancement and internal versus external sourcing strategies.  Due to the lead time required for capital investment and deployment, expenditures are made well in advance of any revenue that may be generated by such capital investments.  Additionally, Maxim and the semiconductor industry are recognized to be cyclical from a revenue perspective.  Therefore, capacity investments, which are long term in nature, may be made during periods of either increasing or decreasing revenues. In fiscal year 2012, the Company made such long term investments in advanced manufacturing processes and expanding its test facilities in the Philippines.
Similarly, acquisitions are opportunistically identified based on anticipated technology needs of the Company and its customers.  These are inherently forward-looking with respect to timing and magnitude of potential returns and made considering our overall financial position, and not short-term revenue movements.
The Company does not expect to spend a greater portion of revenue on a continuing basis with respect to capital investments and acquisitions, and as a result, does not consider these to be known trends (that we would disclose under Item 303 of Regulation S-K).
Additionally, the Company has noted uncertainties related to these areas in its Risk Factors in our Form 10-K for the Fiscal Year Ended June 30, 2012 in the paragraphs titled:
Cyclicality in the semiconductor industry may adversely affect our results of operations.
Incorrect forecasts, reductions, cancellations or delays in orders for our products could adversely affect our results of operations.
We may pursue acquisitions and investments that could harm our operating results and may disrupt our business.

Item 11. Executive Compensation, page 35
2.    It appears from the second paragraph of your response to prior comment 3 that you will disclose in future filings the nature of and amounts repurchased under the repurchase program. Please also confirm, to the extent applicable and material to your current and future executive compensation disclosure, that you will disclose in future filings whether the amounts repurchased impacted your performance relative to your peers.
Response:
The Company confirms that, if known and to the extent applicable and material to our current and future executive compensation disclosure, we will disclose in future filings whether the amounts of common stock repurchased by us pursuant to our stock repurchase program impacted our performance relative to our peers.

3.    We note your response to prior comment 4. While “no single factor” may be determinative and “the impact of any one factor” may not be quantifiable, it continues to be unclear how the factors you cite relate to the compensation you pay. For example, did you consider all of the cited factors in setting equity awards? Which factor or factors led to the conclusion to increase the relative proportion of options awarded by value, as well as the overall increase in value of equity awarded? It is unclear from your disclosure how and why many of the factors you cite, such as job scope, experience and qualifications, would have any impact on the nature of equity awarded.
Response:
As set forth on page 37 or our proxy statement, there are several factors that, to varying degrees, influence the Compensation Committee's deliberations on the compensation of the Named Executive Officers.

Each of these factors is considered in determining the amount of each component of compensation of the Named Executive Officers, including base salary, annual cash incentive bonus and equity awards. Though all factors are involved in the deliberation of the compensation of the Named Executive Officers, there is no formulaic process or specific weight attributed to each factor for determining each component of compensation. For example, in setting base salaries, the Compensation Committee utilizes its outside compensation consultant to review the base salaries of comparable positions at companies in our peer group; the scope of each Named Executive Officer's duties and responsibilities are also compared to the scope of similar positions at companies in our peer group. In addition, individual performance, relative responsibility and performance in comparison to other executive officers and retention are other factors that the Compensation Committee considers in setting annual base salaries.
With respect to equity awards, each of these factors is also considered in determining the amount of such equity awards. In particular, there is often a focus on the anticipated scope of responsibilities in future years when determining the number of equity awards to grant, since the Company grants a combination of stock options and restricted stock units to each executive officer and these equity awards do not fully vest for 2 years for restricted stock units and 4 years for stock options.

In addition to these factors, the Compensation Committee also forms its own conclusions about our financial and operational performance for the just-completed fiscal year, on both an absolute and relative basis (as compared to the compensation peer group), and the degree that we have achieved the objectives set forth in our annual operating plan. The Compensation Committee, which is generally familiar with the qualifications, skills, experience, performance, job scope, anticipated future contributions and cost of replacement of each Named Executive Officer, also considers the performance evaluations of our Named Executive Officers provided to the Compensation Committee by our Chief Executive Officer. While the Compensation Committee places significant weight on our Chief Executive Officer's evaluation of each Named Executive Officer's performance, through its own observations and interactions with these individuals, each of its members also form their own subjective assessment of each individual Named Executive Officer's contributions to our overall performance, his or her leadership abilities, his or her ability to be an effective team member and his or her embodiment of our core values. Finally, given the significant tenure of a majority of its members, the Compensation Committee is familiar with our recent recruitment strategies and successes, as well as our long-term business plans, which enables it to maintain a clear sense of our retention objectives.
In an effort to further align the interests of our Named Executive Officers and stockholders, the Compensation Committee placed greater emphasis on long-term performance-based compensation for fiscal year 2012, which resulted in a shift in the mix and amounts of equity awards for the Named Executive Officers. Consistent with this approach, the Compensation Committee increased the relative proportion of options by value to the Named Executive Officers (which have future value only to the extent of appreciation in the Company's stock price). Because our stock price increased from fiscal 2011 to fiscal 2012, the Compensation Committee reduced the number of Restricted Stock Unit Awards in 2012 to the Named Executive Officers in order to maintain a level and composition of equity awards the Compensation Committee deemed appropriate.

Notes to Consolidated Financial Statements, page 41
Note 12. Segment Information, page 62
4.    We note your response to prior comment 6 and that you have analyzed the primary financial metrics provided in your CODM package on a historical and projected basis and that you have concluded that your long-term financial performance of your operating segments are similar. Please provide us with a quantitative analysis of your financial metrics, including historical and long-term, for the three Solution Groups operating segments. Please also provide a more detailed discussion on why you believe these segments have similar economic characteristics. Refer to the guidance in paragraph 280-10-50-11 of the FASB Accounting Standards Codification.
Response:
As we discussed in our previous response, our presentation of segments is consistent with the way our CODM evaluates the Solutions Groups (segments) for performance and allocates resources of the Company to these segments.
We also considered the guidance within ASC 280-10-50-11 with regard to aggregating our operating segments. ASC 280-10-50-11 provides that operating segments often exhibit similar long-term financial performance where two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:
a. The nature of the products and services;
b. The nature of the production processes;
c. The type or class of customer for their products and services;
d. The type or class of customer for their products and services;
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
In addition to assessing long-term performance based on historical indicators, paragraph ASC 280-10-55-7A states that the similarity of the economic characteristics should be evaluated based on future prospects. Our analysis in regard to economic similarity considered the following:

•	Paragraph ASC 280-10-50-11 provides that operating segments are considered to be similar if they can be expected to have essentially the same future prospects.

•	ASC 280-10-50-11 specifically mentions that segments with similar economic characteristics would be expected to have similar long-term average gross margins.
In determining whether operating segments may be aggregated with respect to their “similar economic characteristics,” the Company quantitatively reviewed gross margins as presented in its CODM package corresponding to the 2012 10-K. The numbers presented in the CODM package are non-GAAP. GAAP gross margin figures are typically lower.
Our consolidated Company's historical and long-term forecasted weighted average gross margin, from fiscal 2010 through fiscal 2015 approximates 62.4%. For each Solution Group, both the historical and long-term forecasted average gross margins are currently within a range of plus or minus ten percent (not points) of the consolidated average gross margin figure. Considering the results of this quantitative analysis together with our qualitative analysis, the Company has concluded that the Solution Groups are economically similar.
In addition to evaluating the long-term average gross margins of the Solution Group, we have also considered the following factors in reaching the conclusion regarding the similarity of the Solution Groups' economic characteristics:
•Capital Intensiveness: Each of the Solutions Groups relies on a common pool of fixed assets in carrying out their operations and assets which are not uniquely owned by a specific Solutions Group. Further, all of our Solutions Groups generate revenue through the sale of linear and mixed-signal integrated circuits (“ICs”) and each requires an equivalent level of capital intensity.
•Competitive Risks: The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. All these factors similarly impact each of the three Solutions Groups.
•Operating Risks: We use a common set of manufacturing operations with respect to our products.

As a result, we do not believe that there are unique operating risks related to each of the three Solutions Groups.

Our analysis of the other factors indicated in ASC 280-10-50-11 is as follows:
(a) The nature of the products and services: We generate revenue solely through the sale of ICs to customers. These products have similar purpose and end use. For the nature of products and services to be “similar”, “they may be expected to have similar rates of profitability, similar degrees of risk, and similar opportunities for growth”.
All of the Company's products are exclusively ICs. The Company's revenues for all operating segments have similar degrees of risk as identified in our risk factors. Below are examples of the common risks pervasive to all of the Company's operating segments (from the Company's Risk Factors included in Item 1A of our Form 10-K for the Fiscal Year Ended June 30, 2012):

i.
The semiconductor industry is highly cyclical and has been driven by rapid increases or decreases in product demand. For example in calendar year 2007 - 2009, the semiconductor industry, in general, was significantly impacted by the economic downturn (and recession) in the United States. During this period, each of the Company's operating segments had depressed results which rebounded in calendar year 2010.

ii.
Analog semiconductor products are highly specialized (and in most cases customized) products that are sold to customers with high quality specifications. All of the Company's operating segments sell solely analog ICs.

iii.	The semiconductor industry is extremely competitive which results in significant price pressure, marketing resources, and technical development of the Company's core technology.
We have concluded that the risk and opportunities for growth are similar between all of the operating segments.
(b) Nature of production processes: All of the Company's ICs are manufactured using a singular manufacturing process which relies on the following:

i.	Company's own wafer fabrication facilities.

ii.	Outsourced wafer manufacturing.

iii.	After the wafers have been manufactured, all wafers go through the same process of assembly, test, packaging and shipping to customers.
The Company does not segregate product lines or operating segment's products within the manufacturing processes. All of the Company's manufacturing facilities, including equipment and employees used therein, are similar and common to all ICs.
We have concluded that the natures of the production processes are similar for all operating segments.
(c) The type or class of customer for their product or services. Our products are sold to a combination of OEMs and distributors. The Company does not bifurcate its sales efforts or sales force such that certain products are sold through an OEM or distribution channel.

i.	We employ a centralized sales and marketing function whereby employees in this department act as a pool of resources to support all of our operating segments.

ii.	Sales and marketing efforts (and strategies) are not bifurcated by region or geography but are consistent across all regions, geographies and operating segments.

iii.	We do not have separate or discrete sales and marketing professionals within each or any operating segment.
We have concluded that our sales efforts and sales force are similar for all operating segments.
(d) The methods used to distribute their products or provide their services. As discussed above, our products are sold either to OEMs or through distributors. All products are shipped to customers via air, vehicle or boat, depending on the distance and customer shipping requests.
We have concluded that the distribution channels employed for selling the Company's products are similar for all operating segments.

(e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public. We do not believe this metric is applicable to the Company.

Form 10-Q for the Quarter Ended December 29, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
- Results of Operations, page 24
5.    We note your response to prior comment 8. We note your disclosures here regarding the increase in revenues for the three months ended December 29, 2012 as compared to the three months ended December 31, 2011. As previously requested, with reference to your disclosure that changes in revenues were due to “increased demand for [y]our products in three of [y]our end markets,” please explain to us why demand is increasing in those markets. Discuss whether the increasing demand represents a trend that should be separately discussed under Item 303 of Regulation S-K. Also, consistent with your response to prior comment 1, please revise future filings to discuss the nature of and reasons underlying changes to your cash flows, in addition to reciting the numerical changes, as you continue to do on page 27.
Response:
As the Company noted in its Form 10-Q for the Fiscal Quarter Ended December 29, 2012, “net shipments increased during the three and six months ended December 29, 2012 as compared to the three and six months ended December 31, 2011 due to improved demand for our products in the consumer markets primarily from growth in smart phones. This increase was offset by continued decline in our notebook business in the computing market.”  To further elaborate on this point, we believe the increase in growth in smart phones and tablets is due to continued interest by consumers to have integrated devices capable of performing multiple tasks and continuous improvements in smart phones and tablets produced by our customers. The notebook business continued to decline as consumers have been favoring other portable computing solutions such as smart phones and tablets.
The Company's comment above from its Form 10-Q disclosed the changes in the mix of our business, however, the Company does not believe there is a trend that would have a material effect on its financial condition and/or liquidity that should be separately discussed under Item 303 of Regulation S-K.
The Company confirms that our future applicable filings will include expanded disclosure within “Financial Condition, Liquidity, and Capital Resources” regarding the nature of and reasons underlying changes to our cash flows as requested.
* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

Please contact me at (408) 601-5865 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper
By:    Mark J. Casper
Associate General Counsel, Managing Director, Legal

cc:    Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP